Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Cloudminds (Hong Kong) Limited	Hong Kong
Cloudminds Technology Inc.	the United States
Japan Cloudminds Japan K.K.	Japan
Cloudminds (Shenzhen) Robotics Systems Co., Ltd.	PRC
Cloudminds (Shenzhen) Technologies Co., Ltd.	PRC
Cloudminds (Chengdu) Technologies Co., Ltd.	PRC
Cloudminds (Beijing) Technologies Co., Ltd.	PRC
INNFOS Drive (Beijing) Technologies Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Cloudminds (Shenzhen) Holdings Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entity	Place of Incorporation
Cloudminds (Shanghai) Robotics Co., Ltd.	PRC
Beijing Cloudoptek Technologies	PRC